Exhibit 99.1

Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended
December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Members
Petro Travel Plaza Holdings LLC

We have audited the accompanying consolidated balance sheet of Petro Travel Plaza Holdings LLC as of December 31, 2014, and the related consolidated statements of comprehensive income and cash flows and changes in members’ capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated 2014 financial statements referred to above present fairly, in all material respects, the financial position of Petro Travel Plaza Holdings LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Cleveland, Ohio
March 13, 2015

Report of Independent Registered Public Accounting Firm

The Members
Petro Travel Plaza Holdings LLC

We have audited the accompanying consolidated balance sheet of Petro Travel Plaza Holdings LLC (“the Company”) as of December 31, 2013, and the related consolidated statements of comprehensive income, and statements of cash flows and changes in members’ capital for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petro Travel Plaza Holdings LLC at December 31, 2013, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 31, 2014

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$16,669	$11,178
Inventories	2,111	2,360
Due from affiliate	—	1,143
Other current assets	180	151
Total current assets	18,960	14,832

Property and equipment, net	48,011	43,950
Other noncurrent assets, net	181	208

Total assets	$67,152	$58,990

Liabilities and Members’ Capital
Current liabilities:
Current portion of long-term debt	$794	$755
Due to affiliate	434
Accrued expenses and other current liabilities	1,874	1,628
Total current liabilities	3,102	2,383

Long-term debt, excluding current portion	15,808	16,602
Other noncurrent liabilities	161	153

Total liabilities	19,071	19,138

Members’ capital	48,081	39,852

Total liabilities and members’ capital	$67,152	$58,990
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
(in thousands)

	Years Ended December 31,
	2014	2013	2012
Revenues:
Fuel	$98,039	$102,209	$111,342
Nonfuel	24,545	23,595	22,620
Total revenues	122,584	125,804	133,962

Costs and expenses:
Cost of sales:
Fuel	86,130	92,705	102,206
Nonfuel	10,435	10,061	9,688
Total cost of sales (excluding depreciation)	96,565	102,766	111,894

Operating expenses	15,640	14,767	14,539
Depreciation and amortization expense	1,678	1,564	1,482

Total costs and expenses	113,883	119,097	127,915

Operating income	8,701	6,707	6,047

Interest expense, net	472	553	803

Net income	$8,229	$6,154	$5,244

Other comprehensive income:
Change in accumulated unrealized loss on cash flow hedging derivative	—	—	254
Other comprehensive income	—	—	254

Comprehensive income	$8,229	$6,154	$5,498
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net income	$8,229	$6,154	$5,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,678	1,564	1,482
Increase (decrease) from changes in:
Inventories	249	(35)	(167)
Other current assets	(29)	115	(7)
Due to/from affiliates	1,577	(572)	(16)
Accrued expenses and other current liabilities	246	(476)	97
Other, net	27	38	32
Net cash provided by operating activities	11,977	6,788	6,665

Cash flows from investing activities:
Purchases of property and equipment	(5,739)	(1,306)	(1,577)
Proceeds from the sale of property and equipment	8	—	—
Net cash used in investing activities	(5,731)	(1,306)	(1,577)

Cash flow from financing activities:
Repayments of term debt	(755)	(720)	(640)
Distribution to members	—	—	(12,000)
Net cash used in financing activities	(755)	(720)	(12,640)

Net increase (decrease) in cash and cash equivalents	5,491	4,762	(7,552)
Cash and cash equivalents, beginning of period	11,178	6,416	13,968
Cash and cash equivalents, end of period	$16,669	$11,178	$6,416

Supplemental cash flow information:
Interest paid during the period	$476	$557	$817
Non-cash investing and financing activities:
Net change in accumulated unrealized loss on cash flow hedging derivative	$—	$—	$254
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
(in thousands)

	Members’ Capital	Accumulated Other Comprehensive Income (Loss)	Total Members’ Capital
Balances, December 31, 2011	$40,454	$(254)	$40,200
Distribution to members	(12,000)	—	(12,000)
Net income	5,244	—	5,244
Other comprehensive loss	—	254	254
Balances, December 31, 2012	33,698	—	33,698
Net income	6,154	—	6,154
Balances, December 31, 2013	39,852	—	39,852
Net income	8,229	—	8,229
Balances, December 31, 2014	$48,081	$—	$48,081
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014, 2013 and 2012
(in thousands)

(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

Petro Travel Plaza Holdings LLC (the “Company”), a Delaware limited liability company, was formed on October 8, 2008, by Tejon Development Corporation, a California corporation (“Tejon”) and TA Operating LLC, a Delaware limited liability company (“TA”) to develop and operate two travel centers and two convenience stores in Southern California. The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC (“PTP”) and East Travel Plaza LLC (“ETP”), each of which is a California limited liability company. The Company’s Limited Liability Company Operating Agreement, as amended (“the Operating Agreement”) limits each members’ liability to the fullest extent permitted by law. Pursuant to the terms of the Operating Agreement, TA manages the travel centers and convenience stores and is responsible for the administrative, accounting, and tax functions of the Company.
The Company has two travel centers and two convenience stores with retail gasoline stations. One travel center and two convenience stores, owned by PTP, operate under the Petro brand and the other travel center, owned by ETP, operates under the TravelCenters of America brand. The travel centers offer a broad range of products, services and amenities, including diesel fuel, gasoline, full service and branded quick service restaurants, truck maintenance and repair facilities, travel stores and truck driver services such as showers, weigh scales, a truck wash and laundry facilities.

Tejon and TA are the members of the Company. The members and their interests in the Company are as follows:

Members

Tejon Development Corporation	60%
TA Operating LLC	40%

In any fiscal year, the Company’s profits or losses shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement. Likewise, at any such time that there is a distribution from the Company, that distribution shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PTP and ETP, after eliminating intercompany transactions, profits and balances. The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Subsequent Events
The Company has evaluated subsequent events through March 13, 2015, which date represents the date the financial statements were available to be issued.
Significant Accounting Policies
Inventories
Inventories are stated at the lower of cost or market value. The Company determines cost principally on the weighted average cost method.
Property and Equipment
Property and equipment are recorded at historical cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred, and amounted to $732, $738 and $711 for the years ended December 31, 2014, 2013 and 2012, respectively. Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts. Gains or losses on disposal of property and equipment are credited or charged to depreciation and amortization in the accompanying consolidated statements of comprehensive income.
Impairment of Long-Lived Assets
The Company reviews definite lived assets for indicators of impairment during each reporting period. The Company recognizes impairment charges when (a) the carrying value of a long lived or indefinite lived asset group to be held and used in the business is not recoverable and exceeds its fair value and (b) when the carrying value of a long lived asset to be disposed of exceeds the estimated fair value of the asset less the estimated cost to sell the asset. The Company’s estimates of fair value are based on its estimates of likely market participant assumptions including projected operating results and the discount rate used to measure the present value of projected future cash flows. The Company recognizes such impairment charges in the period during which the circumstances surrounding an asset to be held and used have changed such that the carrying value is no longer recoverable, or during which a commitment to a plan to dispose of the asset is made. The lowest level of asset groupings for which the cash flows are largely independent of the cash flows of other assets and liabilities is the individual location and, accordingly, it is at the individual location level that the Company performs its impairment analysis for substantially all of the Company’s property and equipment.
Environmental Liabilities and Expenditures
The Company records the expense of remediation costs and penalties when the obligation to remediate is probable and the amount of associated costs is reasonably determinable. The Company includes remediation expenses within operating expenses in the accompanying consolidated statements of comprehensive income. Generally, the timing of remediation accruals coincides with the completion of a feasibility study or the commitment to a formal plan of action. Accrued liabilities related to environmental matters are recorded on an undiscounted basis because of the uncertainty associated with the timing of the related future payments.
Asset Retirement Obligations
Asset retirement costs are capitalized as part of the cost of the related long-lived asset and such costs are allocated to expense using a systematic and rational method. To date these costs relate to the Company’s obligation to remove underground storage tanks used to store fuel and motor oil. The Company records a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time an underground storage tank is installed. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tank. The Company bases the estimated liability on its historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements. Revisions to the liability could occur due to changes in estimated removal costs, or asset useful lives or if new regulations regarding the removal of such tanks are enacted. An asset retirement obligation of $161 and $153 has been recorded as a noncurrent liability as of December 31, 2014 and 2013, respectively.
Revenue Recognition
The Company recognizes revenue from the sale of fuel and nonfuel products and services at the time delivery has occurred and services have been performed. The estimated cost to the Company of the redemption by customers of loyalty program points is recorded as a discount against gross sales in determining net sales presented in the consolidated statements of comprehensive income.
Motor Fuel Taxes
The Company collects the cost of certain motor fuel taxes from consumers and remits those amounts to the supplier or the appropriate governmental agency. Such taxes were $11,621, $11,686 and $12,298, for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in net revenues and cost of sales in the accompanying comprehensive income statements.

Advertising and Promotion
Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses, which are included in operating expenses in the accompanying comprehensive income statements, were $360, $345 and $315 for the years ended December 31, 2014, 2013 and 2012, respectively.

Income Taxes
The Company is not subject to federal or state income taxes. Results of operations are allocated to the members in accordance with the provisions of the Operating Agreement and reported by each member on its federal and state income tax returns. The taxable income or loss allocated to the members in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.
Reclassifications.
Certain prior year amounts have been reclassified to be consistent with the current year presentation.
Recently Issued Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which establishes a standard for comprehensive revenue recognition. The new standard will apply for annual periods beginning after December 15, 2016, including interim periods therein. Early adoption is prohibited. The Company has not yet determined the effects, if any, adoption of this update may have on its consolidated financial statements.
(2) Inventories
Inventories at December 31, 2014 and 2013, consisted of the following:

	2014	2013
Nonfuel products	$1,790	$1,777
Fuel products	321	583
Inventories	$2,111	$2,360
(3) Property and Equipment
Property and equipment, net, as of December 31, 2014 and 2013, consisted of the following:

	Estimated Useful Lives	2014	2013
	(years)
Land		$17,717	$17,717
Building and improvements	10-40	37,658	34,794
Furniture and equipment	3-10	9,802	8,665
Construction in progress		2,111	390
		67,288	61,566
Less: accumulated depreciation		19,277	17,616
Property and equipment, net		$48,011	$43,950

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 was $1,671, $1,552 and $1,473, respectively. The Company did not capitalize interest during any period presented.
(4) Accrued expenses and other current liabilities
Accrued expenses and other current liabilities as of December 31, 2014 and 2013, consisted of the following:

	2014	2013
Taxes payable, other than income taxes	$504	$264
Environmental accrual	270	599
Self insurance accrual	714	438
Other	386	327
Total other current liabilities	$1,874	$1,628

(5) Long-Term Debt
Long-term debt consisted of the following at December 31, 2014 and 2013:

	2014	2013
Note payable to a bank	$16,602	$17,357
Less current portion	794	755
Long-term debt, excluding current portion	$15,808	$16,602

The Company has a credit agreement with a bank that matures in December 2018. This debt carries certain financial covenants, with which the Company was in compliance at December 31, 2014. The interest rate on the debt is LIBOR plus 2.5%, payable monthly, or 2.67% at December 31, 2014. The Company’s weighted average interest rates were 2.66%, 2.69% and 4.18% during 2014, 2013 and 2012, respectively. The debt is secured by the Company’s real property.

Future minimum principal payments due on the note payable during the next five years as of December 31, 2014, were as follows:

Year ending December 31,	Total
2015	$795
2016	$835
2017	$878
2018	$14,094

Debt Issuance Costs
Costs incurred in obtaining long-term financing are capitalized and amortized over the life of the related debt using the effective interest method as a component of interest expense. Debt issuance costs included in other assets on the balance sheets for both of the years ended December 31, 2014 and 2013, were $214, and accumulated amortization of debt issuance costs were $94 and $64, respectively.
(6) Related Party Transactions

Pursuant to the terms of the Operating Agreement, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliates in the accompanying balance sheets. Amounts due (to) from affiliates as of December 31, 2014 and 2013, were $(434) and $1,143, respectively. Pursuant to the terms of the Operating Agreement, TA manages the travel centers and is responsible for the administrative, accounting, and tax functions of the Company. TA receives a management fee for providing these services, which may not be commensurate with the cost of these services were the Company to perform these internally or obtain them from an unrelated third party. The Company paid management fees to TA in the amount of $800 for each of the years ended December 31, 2014, 2013 and 2012, which fees are included in operating expenses in the accompanying consolidated statements of comprehensive income. In December 2014, the Company amended the Operating Agreement to (i) provide for the construction of a convenience store, (ii) specify a fee for the oversight of the construction of that convenience store, and (iii) provide for a management fee for the convenience store upon commencement of operations.
The employees operating the Company’s travel centers are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that aggregated $7,800, $7,232, and $7,135 in 2014, 2013 and 2012, respectively. These reimbursements were recorded in operating expenses in the accompanying consolidated statements of comprehensive income.
In December 2014, the Company purchased from Tejon for $1,275 a parcel of land on which the Company intends to construct a convenience store.
In addition to management services and staffing provided by TA, the Operating Agreement grants the Company the right to use all of TA’s names, trade names, trademarks and logos to the extent required in the operation of the Company’s travel centers and convenience stores.

(7) Contingencies
The Company is involved from time to time in various legal and administrative proceedings, including tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.
The Company’s operations and properties are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks (“UST”) to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control, and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company’s USTs are currently in compliance in all material respects with applicable environmental legislation, regulations, and requirements.

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. From time to time the Company has received, and in the future likely will receive, notices of alleged violations of environmental laws or otherwise has become or will become aware of the need to undertake corrective actions to comply with environmental laws at its properties. Investigatory and remedial actions were, and regularly are, undertaken with respect to releases of hazardous substances. The Company had an accrual for environmental matters of $270 and $599, at December 31, 2014 and 2013, respectively. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In light of the Company’s business and the quantity of petroleum products that it handles, there can be no assurance that currently unidentified hazardous substance contamination does not exist or that liability will not be imposed in the future in materially different amounts than those the Company has recorded. See Note (1) for a discussion of its accounting policies relating to environmental matters.